UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 54950 / December 18, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12474

In the Matter of	:	
	:	
CALNEVA CAPITAL CORP.,	:	
CASINO CASINO CORP.,	:	ORDER MAKING FINDINGS AND
FDN, INC.,	:	REVOKING REGISTRATIONS BY
ROYAL BELLE CAPITAL CORP.,	:	DEFAULT AS TO CASINO CASINO
STUDIO CAPITAL CORP., and	:	CORP., FDN, INC., AND UNIQUE
UNIQUE VIDEO PRODUCTS, INC.	:	VIDEO PRODUCTS, INC.

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on November 8, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the six named Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each Respondent failed to make required periodic filings with the Commission and, therefore, violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Each Respondent was served with the OIP on November 9, 2006. Respondents were required to answer the OIP within ten days after receipt of the OIP. OIP at 3; 17 C.F.R. § 201.220.

On November 20, 2006, the Commission accepted offers of settlement from Respondents Calneva Capital Corp., Royal Belle Capital Corp., and Studio Capital Corp. and revoked the registration of each class of securities that each respondent had registered pursuant to Exchange Act Section 12. Calneva Capital Corp., Exchange Act Release Nos. 54781, 54782, 54783 (Nov. 20, 2006).

To date, Respondents Casino Casino Corp.(Casino), FDN, Inc. (FDN), and Unique Video Products, Inc. (Unique) have not filed answers to the OIP. On November 22, 2006, I ordered Respondents Casino, FDN, and Unique, to reply to motions by the Division of Enforcement (Division) for an order of default or leave to file a motion for summary disposition. My Order stated that I would find these three respondents in default if they did not answer the OIP and file in opposition to the Division's motions by December 7, 2006. Respondents have not made the required filings; accordingly I find them in default and find that the allegations in the OIP are true as to them. 17 C.F.R. § 201.155(a).

Casino (CIK No. 1015353) is a dissolved Colorado corporation located in Denver, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] Casino is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 30, 1996.

FDN (CIK No. 835767) is a Colorado corporation located in Greenwood Village, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). FDN is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 2000, which reported that the company had a net loss from operations of $10.4 million for the prior three quarters. As of November 1, 2006, the company's common stock (symbol "FDNN") was traded on the over-the-counter markets.

Unique (CIK No. 1063528) is a dissolved Colorado corporation located in Denver, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Unique is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-Q for the period ended July 31, 1998, which reported total assets of $501, no revenue, and net losses of $1,169.

Delinquent Periodic Filings

Respondents Casino, FDN, and Unique are delinquent in their periodic filings with the Commission as shown in Appendix 1, Chart of Delinquent Filings, have repeatedly failed to meet their obligations to file timely periodic reports, and have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or did not receive delinquency letters because they failed to maintain a valid address on file with the Commission as required by Commission rules.

Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Section 12(j) of the Exchange Act authorizes the Commission, when it is necessary or appropriate for the protection of investors, to revoke the registration of a security when the issuer has failed to comply with a provision of the Exchange Act. I conclude on these facts, that revocation of the registration of each class of securities of these three respondents is both necessary and appropriate.

ORDER

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[1] The Commission uses a Central Index Key (CIK) to identify EDGAR filers.

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Casino Casino Corp., FDN, Inc., and Unique Video Products, Inc., are hereby revoked.

_____
Brenda P. Murray
Chief Administrative Law Judges

Appendix 1
Chart of Delinquent Filings

Company Name, Form Type, Period, Ended Due Date, Date Received, Months Delinquent (rounded up)

Casino Casino Corp.
10-KSB 12/31/98 03/31/99 Not filed 92
10-QSB 03/31/99 05/17/99 Not filed 90
10-QSB 06/30/99 08/16/99 Not filed 87
10-QSB 09/30/99 11/15/99 Not filed 84
10-KSB 12/31/99 03/30/00 Not filed 80
10-QSB 03/31/00 05/15/00 Not filed 78
10-QSB 06/30/00 08/14/00 Not filed 75
10-QSB 09/30/00 11/14/00 Not filed 72
10-KSB 12/31/00 04/02/01 Not filed 67
10-QSB 03/31/01 05/15/01 Not filed 66
10-QSB 06/30/01 08/14/01 Not filed 63
10-QSB 09/30/01 11/14/01 Not filed 60
10-KSB 12/31/01 04/01/02 Not filed 55
10-QSB 03/31/02 05/15/02 Not filed 54
10-QSB 06/30/02 08/14/02 Not filed 51
10-QSB 09/30/02 11/14/02 Not filed 48
10-KSB 12/31/02 03/31/03 Not filed 44
10-QSB 03/31/03 05/15/03 Not filed 42
10-QSB 06/30/03 08/14/03 Not filed 39
10-QSB 09/30/03 11/14/03 Not filed 36
10-KSB 12/31/03 03/30/04 Not filed 32
10-QSB 03/31/04 05/17/04 Not filed 30
10-QSB 06/30/04 08/16/04 Not filed 27
10-QSB 09/30/04 11/15/04 Not filed 24
10-KSB 12/31/04 03/31/05 Not filed 20
10-QSB 03/31/05 05/16/05 Not filed 18
10-QSB 06/30/05 08/15/05 Not filed 15
10-QSB 09/30/05 11/14/05 Not filed 12
10-KSB 12/31/05 03/31/06 Not filed 8
10-QSB 03/31/06 05/15/06 Not filed 6
10-QSB 06/30/06 08/14/06 Not filed 3
Total Filings Delinquent 41

FDN, Inc.
10-KSB 12/31/00 04/02/01 Not filed 67
10-QSB 03/31/01 05/15/01 Not filed 66
10-QSB 06/30/01 08/14/01 Not filed 63
10-QSB 09/30/01 11/14/01 Not filed 60
10-KSB 12/31/01 04/01/02 Not filed 55
10-QSB 03/31/02 05/15/02 Not filed 54
10-QSB 06/30/02 08/14/02 Not filed 51
10-QSB 09/30/02 11/14/02 Not filed 48
10-KSB 12/31/02 03/31/03 Not filed 44
10-QSB 03/31/03 05/15/03 Not filed 42
10-QSB 06/30/03 08/14/03 Not filed 39
10-QSB 09/30/03 11/14/03 Not filed 36

10-KSB 12/31/03 03/30/04 Not filed 32
10-QSB 03/31/04 05/17/04 Not filed 30
10-QSB 06/30/04 08/16/04 Not filed 27
10-QSB 09/30/04 11/15/04 Not filed 24
10-KSB 12/31/04 03/31/05 Not filed 20
10-QSB 03/31/05 05/16/05 Not filed 18
10-QSB 06/30/05 08/15/05 Not filed 15
10-QSB 09/30/05 11/14/05 Not filed 12
10-KSB 12/31/05 03/31/06 Not filed 8
10-QSB 03/31/06 05/15/06 Not filed 6
10-QSB 06/30/06 08/14/06 Not filed 3
Total Filings Delinquent 23

Unique Video Products, Inc.
10-QSB 10/31/98 12/15/98 Not filed 95
10-QSB 01/31/99 03/19/99 Not filed 92
10-KSB 04/30/99 07/29/99 Not filed 88
10-QSB 07/31/99 09/14/99 Not filed 86
10-QSB 10/31/99 12/17/99 Not filed 83
10-QSB 01/31/00 03/17/00 Not filed 80
10-KSB 04/30/00 07/31/00 Not filed 76
10-QSB 07/31/00 09/15/00 Not filed 74
10-QSB 10/31/00 12/15/00 Not filed 71
10-QSB 01/31/01 03/19/01 Not filed 68
10-KSB 04/30/01 07/30/01 Not filed 64
10-QSB 07/31/01 09/14/01 Not filed 62
10-QSB 10/31/01 12/17/01 Not filed 59
10-QSB 01/31/02 03/19/02 Not filed 56
10-KSB 04/30/02 07/29/02 Not filed 52
10-QSB 07/31/02 09/16/02 Not filed 50
10-QSB 10/31/02 12/17/02 Not filed 47
10-QSB 01/31/03 03/17/03 Not filed 44
10-KSB 04/30/03 07/29/03 Not filed 40
10-QSB 07/31/03 09/15/03 Not filed 38
10-QSB 10/31/03 12/15/03 Not filed 35
10-QSB 01/31/04 03/16/04 Not filed 32
10-KSB 04/30/04 07/29/04 Not filed 28
10-QSB 07/31/04 09/14/04 Not filed 26
10-QSB 10/31/04 12/17/04 Not filed 23
10-QSB 01/31/05 03/18/05 Not filed 20
10-KSB 04/30/05 07/29/05 Not filed 16
10-QSB 07/31/05 09/16/05 Not filed 14
10-QSB 10/31/05 12/16/05 Not filed 11
10-QSB 01/31/06 03/17/06 Not filed 8
10-KSB 04/30/06 07/31/06 Not filed 4
10-QSB 07/31/06 09/14/06 Not filed 2
Total Filings Delinquent 32